FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                   18 May 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure: 1

Copy of announcement regarding 02 UK Growth Accelerates sent to the London Stock Exchange on 18 May 2004 press release

PR0416

                   O2 UK GROWTH ACCELERATES IN BEST EVER YEAR
                      Momentum set to continue in 2004/05



Released: 18 May 2004

O2 UK today celebrated its second full year under the O2 brand by announcing service revenue growth of 16.3% in 2003/04, acquiring more than 1.2 million new customers and growing ARPU by over 10% during the year. For the same period, EBITDA was GBP1.041 billion - a 24.2% increase on the previous year - with a 9% improvement in EBITDA margin to 30.2%.

This is the second year running that O2 UK has increased EBITDA by over 24% and demonstrates the continuing momentum created since the O2 brand was launched in May 2002. In just two years, the company has attracted over 2.1 million new customers, achieved service revenue growth of 31% and increased ARPU by nearly 18%. O2 UK now has a base of 13.3 million customers and is in a strong position to maintain its momentum and deliver further profitable growth.

Awareness of the O2 brand has also continued to climb strongly, assisted by O2 UK's interactive partnerships with the World Cup winning England rugby team and new Premiership champions, Arsenal. Spontaneous brand awareness for O2 in the UK now stands at an all-time high of 64%, up from 53% a year ago and, only two years since launch, higher than that achieved by its predecessor, BT Cellnet.

The increase in O2 UK's revenues reflects the company's success in attracting large numbers of new customers from its target high-value consumer and business segments, as well as encouraging greater usage by existing customers. Higher spending contract customers accounted for over 40% of the new subscribers acquired during 2003/04, resulting in a continuing improvement in the base mix.

These numbers do not include Tesco Mobile which was formed as a joint venture with the UK's leading supermarket, Tesco, and launched in September 2003. With a strong proposition addressing the family market, Tesco Mobile has already signed up 250,000 subscribers.

Dave McGlade, chief executive officer of O2 UK, said: "Building on our success in the previous year, 2003/04 was our best to date. We not only achieved a considerable improvement in our financial performance - but with all of the leading indicators at their highest-ever levels, we are confident that we are in good shape to maintain our momentum through 2004/05 and deliver further service revenue growth of 5-8%."

"With the launch of Tesco Mobile, which is already attracting significant numbers of customers, we now also have a powerful second brand in the market that complements perfectly the high-value segment that O2 targets."

O2 UK continued its strategy of growing its direct sales channels through an expanding network of O2 retail stores. Over the past year, 41 new stores have opened - bringing the total to 235 and an increase in retail sales of 25%. Online sales also grew strongly. O2's internet portal signed up its millionth customer during the year, making it the most successful service of its kind in Europe. In the business market, O2 has built up a strong direct sales force and has recently won new business from a number of corporate accounts including Diageo and Lewisham Council. In total, O2's own channels now account for more than 40% of customer connections.

Reflecting its determination to deliver a better overall customer experience, O2 UK has focused on continued enhancement of both network performance and customer service capabilities. A 25% improvement in network quality, as measured by indicators such as the number of minutes between dropped calls, brought independent recognition when Oftel confirmed that O2 now had 'the best ever' published call success rate of any UK mobile operator.

O2's commitment to service quality has been underlined by the replacement of its legacy billing onto a new suite of 'best in class' Customer Billing and Relationship Management systems. This will enable O2 to more accurately predict and meet customer needs by better aligning its billing, care and relationship management activities to their behaviour. The system also enables, for the first time, immediate connections in-store for new customers.

Through these and other initiatives, independent measures showed a steady improvement in O2 UK's overall customer satisfaction as the year progressed.

                                    - ends -






                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 18 May 2004                        By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary